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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2017	2016	2015	2014	2013
Income before income taxes	$2,730	$4,053	$4,740	$5,089	$4,945
Interest	369	363	373	369	361
Portion of rentals deemed to be interest	62	65	66	71	64

Income available for fixed charges	$3,161	$4,481	$5,179	$5,529	$5,370

Fixed charges:
Interest	$369	$363	$373	$369	$361
Portion of rentals deemed to be interest	62	65	66	71	64

Total fixed charges	$431	$428	$439	$440	$425

Ratio of earnings to fixed charges	7.33	10.48	11.78	12.57	12.63

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES